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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	CARGO Therapeutics, Inc.

Schedule 14D-9

Filed July 23, 2025

File No. 005-94225

Dear Ms. Chalk:

On behalf of our client, CARGO Therapeutics, Inc. (“CARGO” or the “Company”), we submit this letter setting forth the responses of CARGO to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated July 30, 2025 (the “Comment Letter”) with respect to the Schedule 14D-9 filed with the Commission by CARGO on July 23, 2025 (the “Schedule 14D-9”). Concurrently with the filing of this letter, CARGO has filed Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

CARGO’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. All terms used but not defined herein have the meanings assigned to such terms in the 14D-9 Amendment. For ease of reference, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided CARGO’s response below such comment.

Schedule 14D-9 filed July 23, 2025

Background of the Offer and the Merger, page 12

1.

Describe the April 3, 2025 meeting with TD Cowen and CARGO, “during which the CARGO Board reviewed reverse merger proposals received during the Company’s outreach period and provided preliminary guidance on prioritizing such proposals.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of the 14D-9 Amendment in response to the Staff’s comment to expand upon the framework and methodology of reviewing and prioritizing proposals.

2.

In a meeting on April 24, 2025, the CARGO Board discussed with TD Cowen prioritizing and accelerating a transaction with a financial rather than a strategic buyer. Thereafter, the Company suspended negotiations with Parties D, E and G. Please expand to explain why and how CARGO determined that pursuing a financial buyer was preferable to seeking a strategic buyer. Your explanation should encompass why the Company preferred one kind of buyer over another, and why it decided to explore one avenue only, rather than exploring a transaction with all types of business combination partners.

August 7, 2025

Response: The Company respectfully advises the Staff that it has revised the disclosures on page 2 of the 14D-9 Amendment in response to the Staff’s comment to clarify that the Company used the term “strategic buyer” to refer to buyers interested in a potential reverse merger transaction and to further state the primary considerations for pursuing a financial buyer transaction over a reverse merger.

3.

Please expand to explain why the Company decided not to pursue further negotiations with Party I. It is not clear whether there were further interactions with the Company after the July 4, 2025 “highly interested letter” submitted by Party I.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the 14D-9 Amendment in response to the Staff’s comment to address information about the letter, and the reasons for which the Company did not engage in further interactions with Party I, including insufficient detail in the letter, Party I’s lack of engagement on due diligence and providing financing commitments, Party I’s absence of a history of executing similar types of transactions and lack of corporate infrastructure, as well as timing concerns.

4.

Refer to the description of the July 3, 2025 call between Company representatives and its advisors to discuss the proposals by Parent and Party B. Expand to explain in greater detail how the CARGO Board thereafter determined to proceed with Parent’s proposal. Your expanded discussion should include per share values for each proposal.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the 14D-9 Amendment in response to the Staff’s comment to address the rationale behind the CARGO Board’s determination to proceed with Parent’s proposal over Party B’s proposal, including a higher per share value and increased closing certainty.

Expected Return to Stockholders if the Company Liquidated, page 24

5.

We note the disclosure here that the CARGO Board believes that the Offer Price is more favorable to target shareholders than the value to be received upon a statutory liquidation or dissolution. While you generally list reasons supporting such determination, the financial analysis conducted by the Company’s management yielded a higher per share liquidation value of $4.59 per share, as compared to the Offer Price of $4.379 per share plus a CVR estimated in value at $0.00 to $0.02. Please expand to discuss how the CARGO Board weighed each of the listed factors to reach the conclusion that the Offer is more favorable than liquidation. For example, the disclosure here notes that the Board considered that it would have to engage advisors to assist with the liquidation of the Company, and that it would cost money to continue to operate the Company until it could be liquidated. Explain how the Company placed a value on these necessities to be able to state that the Offer Price is preferable for target shareholders. If it did not so quantify its comparative analysis, please revise to clarify.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 3 of the 14D-9 Amendment in response to the Staff’s comment to clarify that the CARGO Board did not quantify its comparative analysis in the referenced paragraph, except as otherwise stated.

No Premium, page 26

6.

Expand to more specifically explain how the CARGO Board analyzed the fact that the Offer Price represents a 4.4% negative premium on the recent trading price of the shares in determining to recommend the Offer.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 3 and 4 of the 14D-9 Amendment in response to the Staff’s comment to address the rationale behind the CARGO Board’s determination to recommend the Offer, including the market volatility of the Shares and additional potential value to Company stockholders in addition to the Offer Price via the CVRs.

August 7, 2025

Financial Analysis, page 32

7.	Expand to explain how TD Cowen arrived at the discount rate range of 6.8% to 15.5% to calculate the estimated net present value range presented in the table at the bottom of page 32.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the 14D-9 Amendment in response to the Staff’s comment to clarify TD Cowen’s methodology in arriving at the discount rate range used to calculate the estimated net present value range.

*******

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at Tessa.Bernhardt@lw.com or (415) 395-8228. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Tessa Bernhardt
Tessa Bernhardt of LATHAM & WATKINS LLP

cc:	Anup Radhakrishnan, CARGO Therapeutics, Inc. Halley Gilbert, CARGO Therapeutics, Inc.
Benjamin A. Potter, Latham & Watkins LLP
Joshua M. Dubofsky, Latham & Watkins LLP